Exhibit 99.4

Fact Sheet

Revenue Growth- Q3 26

	Reported	CC
QoQ growth (%)	0.5%	0.6%
YoY growth (%)	3.2%	1.7%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Reported	CC
Financial services	28.2	27.7	27.8	4.8	3.9
Manufacturing	16.7	16.5	15.5	10.8	6.6
Energy, Utilities, Resources & Services	13.2	13.4	13.5	1.3	0.5
Retail	12.8	12.7	13.8	(3.8)	(5.5)
Communication	12.1	12.1	11.2	11.6	9.9
Hi-Tech	7.4	8.3	7.9	(2.6)	(2.2)
Life Sciences	7.2	6.4	7.6	(3.1)	(5.4)
Others	2.4	2.9	2.7	(10.4)	(9.3)
Total	100.0	100.0	100.0	3.2	1.7

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Reported	CC
North America	55.9	56.3	58.4	(1.2)	(1.0)
Europe	32.7	31.7	29.8	13.3	7.2
Rest of the world	8.6	8.9	8.7	2.4	2.5
India	2.8	3.1	3.1	(6.2)	(1.8)
Total	100.0	100.0	100.0	3.2	1.7

Client Data

	Quarter ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Number of Clients
Active	1,949	1,896	1,876
Added during the period (gross)	121	118	101
Number of Million dollar clients^
1 Million dollar +	1,012	1,012	997
10 Million dollar +	326	322	301
50 Million dollar +	84	85	89
100 Million dollar +	41	41	41
Client contribution to revenues
Top 5 clients	12.8%	13.0%	12.7%
Top 10 clients	20.6%	20.7%	19.9%
Top 25 clients	35.0%	35.2%	34.2%
Days Sales Outstanding^	74	71	74

^LTM (Last twelve months) Revenues

Adjusted financial measures presented in this fact sheet are non-IFRS financial measures that exclude the impact of the provisions arising from the notifications by Government of India on Labour Codes for quarter and nine months ended December 31, 2025 and are further described in this fact sheet.

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Effort
Onsite	23.1	23.2	24.0
Offshore	76.9	76.8	76.0
Utilization
Including trainees	80.0	82.2	83.4
Excluding trainees	84.1	85.1	86.0

Employee Metrics

(Nos.)

	Quarter ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Total employees	337,034	331,991	323,379
S/W professionals	319,364	314,500	306,528
Sales & Support	17,670	17,491	16,851
Voluntary Attrition % (LTM - IT Services)	12.3%	14.3%	13.7%
% of Women Employees	39.5%	39.5%	39.0%

Cash Metrics

In US $ million

	Quarter ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
FCF(1)	915	1,101	1,263
Adjustment for Labour Codes	50	–	–
Adjusted FCF	965	1,101	1,263
Consolidated cash and investments(2)	3,917	6,173	4,653

In crore

	Quarter ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
FCF(1)	8,176	9,677	10,647
Adjustment for Labour Codes	450	–	–
Adjusted FCF	8,626	9,677	10,647
Consolidated cash and investments(2)	35,206	54,809	39,836

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (non-IFRS measure)

(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2025	Dec 31, 2024	Growth % YoY	Sep 30, 2025	Growth % QoQ
Revenues	5,099	4,939	3.2%	5,076	0.5%
Cost of sales	3,660	3,444	6.3%	3,516	4.1%
Gross Profit	1,439	1,495	-3.7%	1,560	-7.8%
Operating Expenses:
Selling and marketing expenses	257	218	17.9%	254	1.2%
Administrative expenses	245	224	9.4%	241	1.7%
Total Operating Expenses	502	442	13.6%	495	1.4%
Operating Profit	937	1,053	-11.0%	1,065	-12.0%
Operating Margin %	18.4	21.3	-2.9%	21.0	-2.6%
Other Income, net of finance cost	98	90	8.9%	100	-2.0%
Profit before income taxes	1,035	1,143	-9.4%	1,165	-11.2%
Income tax expense	287	337	-14.8%	325	-11.7%
Net Profit (after non-controlling interests)	747	804	-7.2%	839	-11.0%
Basic EPS ($)	0.18	0.19	-6.6%	0.20	-10.4%
Diluted EPS ($)	0.18	0.19	-6.6%	0.20	-10.4%

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for three months ended

In US $ million, except per equity share data

Particulars	Dec 31, 2025			Dec 31, 2024
	Reported IFRS	Adjustment for Labour Codes(1)	Adjusted non-IFRS	Reported IFRS
Operating Profit	937	143	1,080	1,053
Operating Margin %	18.4	2.8	21.2	21.3
Profit before income taxes	1,035	143	1,178	1,143
Income tax expense	287	35	322	337
Net Profit (after non-controlling interests)	747	108	855	804
Basic EPS ($)	0.18	0.03	0.21	0.19

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2025	Dec 31, 2024	Growth %
Revenues	15,117	14,547	3.9%
Cost of sales	10,593	10,103	4.9%
Gross Profit	4,524	4,444	1.8%
Operating Expenses:
Selling and marketing expenses	769	671	14.6%
Administrative expenses	725	693	4.6%
Total Operating Expenses	1,494	1,364	9.5%
Operating Profit	3,030	3,080	-1.6%
Operating Margin %	20.0	21.2	-1.2%
Other Income, net of finance cost	308	249	23.7%
Profit before income taxes	3,338	3,329	0.3%
Income tax expense	942	981	-4.0%
Net Profit (after non-controlling interests)	2,393	2,345	2.1%
Basic EPS ($)	0.58	0.57	2.3%
Diluted EPS ($)	0.58	0.56	2.3%

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for nine months ended

In US $ million, except per equity share data

Particulars	Dec 31, 2025			Dec 31, 2024
	Reported IFRS	Adjustment for Labour Codes(1)	Adjusted non-IFRS	Reported IFRS
Operating Profit	3,030	143	3,173	3,080
Operating Margin %	20.0	1.0	21.0	21.2
Profit before income taxes	3,338	143	3,481	3,329
Income tax expense	942	35	977	981
Net Profit (after non-controlling interests)	2,393	108	2,501	2,345
Basic EPS ($)	0.58	0.02	0.60	0.57

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2025	Dec 31, 2024	Growth % YoY	Sep 30, 2025	Growth % QoQ
Revenues	45,479	41,764	8.9%	44,490	2.2%
Cost of sales	32,652	29,120	12.1%	30,800	6.0%
Gross Profit	12,827	12,644	1.4%	13,690	-6.3%
Operating Expenses:
Selling and marketing expenses	2,292	1,839	24.6%	2,224	3.1%
Administrative expenses	2,180	1,893	15.2%	2,113	3.2%
Total Operating Expenses	4,472	3,732	19.8%	4,337	3.1%
Operating Profit	8,355	8,912	-6.3%	9,353	-10.7%
Operating Margin %	18.4	21.3	-2.9%	21.0	-2.6%
Other Income, net of finance cost	874	758	15.3%	876	-0.2%
Profit before income taxes	9,229	9,670	-4.6%	10,229	-9.8%
Income tax expense	2,563	2,848	-10.0%	2,854	-10.2%
Net Profit (after non-controlling interests)	6,654	6,806	-2.2%	7,364	-9.6%
Basic EPS ()	16.17	16.43	-1.6%	17.76	-9.0%
Diluted EPS ()	16.14	16.39	-1.6%	17.74	-9.0%

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for three months ended,

In crore, except per equity share data

Particulars	Dec 31, 2025			Dec 31, 2024
	Reported IFRS	Adjustment for Labour Codes(1)	Adjusted non-IFRS	Reported IFRS
Operating Profit	8,355	1,289	9,644	8,912
Operating Margin %	18.4	2.8	21.2	21.3
Profit before income taxes	9,229	1,289	10,518	9,670
Income tax expense	2,563	318	2,881	2,848
Net Profit (after non-controlling interests)	6,654	971	7,625	6,806
Basic EPS ()	16.17	2.36	18.53	16.43

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2025	Dec 31, 2024	Growth %
Revenues	132,248	122,064	8.3%
Cost of sales	92,676	84,771	9.3%
Gross Profit	39,572	37,293	6.1%
Operating Expenses:
Selling and marketing expenses	6,724	5,631	19.4%
Administrative expenses	6,337	5,813	9.0%
Total Operating Expenses	13,061	11,444	14.1%
Operating Profit	26,511	25,849	2.6%
Operating Margin %	20.0	21.2	-1.2%
Other Income, net of finance cost	2,688	2,096	28.2%
Profit before income taxes	29,199	27,945	4.5%
Income tax expense	8,234	8,233	0.0%
Net Profit (after non-controlling interests)	20,939	19,680	6.4%
Basic EPS ()	50.64	47.52	6.6%
Diluted EPS ()	50.55	47.40	6.6%

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for nine months ended,

In crore, except per equity share data

Particulars	Dec 31, 2025			Dec 31, 2024
	Reported IFRS	Adjustment for Labour Codes(1)	Adjusted non-IFRS	Reported IFRS
Operating Profit	26,511	1,289	27,800	25,849
Operating Margin %	20.0	1.0	21.0	21.2
Profit before income taxes	29,199	1,289	30,488	27,945
Income tax expense	8,234	318	8,552	8,233
Net Profit (after non-controlling interests)	20,939	971	21,910	19,680
Basic EPS ()	50.64	2.35	52.99	47.52

Notes

(1)	On November 21, 2025 the Government of India notified provisions of The Labour Codes. These Labour Codes consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment and amongst other things introduce changes, including a uniform definition of wages and enhanced benefits relating to leave. The adjustments for Labour Codes represent an increase in gratuity liability arising out of past service cost and increase in leave liability together by $143 million (1,289 crore) which is recognized in the Consolidated Statement of Comprehensive Income.

(2)	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US $ using prior period exchange rates and comparing the same to our prior period reported revenues.

(3)	As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the nine months ended figures reported in this statement.